SC 13D/A
                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                                  Activision, Inc.
                                  (Name of Issuer)
                          Common Stock, $.000001 par value
                           (Title of Class of Securities)

                                     004930 20 2
                                   (CUSIP Number)

                        Peter C. Walsh, Esq. - (702) 792-4868
                            Mirage Resorts, Incorporated
                 3260 South Industrial Road, Las Vegas, Nevada 89109
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 September 20, 1995
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such
          class.)   (See  Rule 13d-7.)

          Note:   Six copies  of this  statement, including  all  exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of 6 Pages

          CUSIP No. 004930 20 2

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Stephen A. Wynn - ###-##-####
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                                 (b)  [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*
                    PF
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
               7    SOLE VOTING POWER
                         1,000,000
               8    SHARED VOTING POWER
                         -0-
               9    SOLE DISPOSITIVE POWER
                         1,000,000
               10   SHARED DISPOSITIVE POWER
                         -0-
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,000,000
          12   CHECK BOX  IF  THE AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES
               CERTAIN SHARES*                                        [ ]
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.0%
          14   TYPE OF REPORTING PERSON*
                    IN

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
          This Amendment No. 1 amends and restates the Schedule 13D, dated February 9, 1995 (the"Schedule 13D"), of Stephen A. Wynn with respect to the Common Stock, $.000001 par value, of Activision, Inc., a Delaware corporation.

          Item 1.   Security and Issuer.
                    ___________________

                    Common Stock, $.000001 par value (the "Common Stock"), of Activision, Inc., a Delaware corporation (the "Issuer"); 11601 Wilshire Boulevard, Suite 1000, Los Angeles, California 90025.

          Item 2.   Identity and Background.
                    _______________________

                    (a)  Stephen A. Wynn (the "Reporting Person")

                    (b)  P.O. Box 7777
                         Las Vegas, Nevada  89177

                    (c) Chairman of the Board, President and Chief Executive Officer of Mirage Resorts, Incorporated, 3400 Las Vegas Boulevard South, Las Vegas, Nevada 89109

                    (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) The Reporting Person is a citizen of the United States of America.

          Item 3.   Source and Amount of Funds or Other Consideration.
                    _________________________________________________

                    The Reporting Person acquired the shares of Common Stock reported herein as being beneficially owned by him for an aggregate purchase price of approximately $1,550,000 and the rendering of business consulting services to a predecessor of the Issuer. All of the shares acquired for cash were purchased with the Reporting Person's personal funds.

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
          Item 4.   Purpose of Transaction.
                    ______________________

                    The shares of Common Stock beneficially owned by the Reporting Person were acquired from time to time for investment purposes. The Reporting Person may purchase additional shares of Common Stock, in the over-the-counter market, in privately negotiated transactions or otherwise, depending upon his perception of the value of the Common Stock, market conditions and other factors. The Reporting Person also reserves the right to dispose of additional shares of Common Stock in the over-the-counter market, in privately negotiated transactions or otherwise, depending on market conditions and other factors and subject to applicable transfer restrictions imposed by the Issuer.

                    Except as set forth above, the Reporting Person has no current plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of
                    Schedule 13D. The Reporting Person reserves the right to take any action he deems necessary or appropriate should any event, development or change occur that, in his opinion, could affect his investment in the Issuer.

          Item 5.   Interest in Securities of the Issuer.
                    ____________________________________

                    (a) On the date hereof, the Reporting Person beneficially owns 1,000,000 shares of Common Stock (including 91,453 shares which he has the right to acquire upon the exercise of a currently exercisable stock option), which represents approximately 7.0% of the sum of the 14,183,594 shares of Common Stock outstanding at August 14, 1995, as reported by the Issuer, plus the 91,453 shares that the Reporting Person has the right to acquire.

                    (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock beneficially owned by him.

                    (c) On September 20, 1995, the Reporting Person sold 431,940 shares of Common Stock at $19.00 per share. The sale was effected in a negotiated transaction to Montgomery Securities, acting as principal. The Reporting Person received net proceeds from the sale of $8,206,860. The Reporting Person effected no other transactions in the Common Stock during the past 60 days.

                    (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

                    (e) The Reporting Person is the beneficial owner of more than 5% of the outstanding Common Stock.

          Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.
                    _______________________________________________________

                    On   December   20,   1994,   International    Consumer
                    Technologies Corporation ("ICT"), a Delaware corporation, granted the Reporting Person a stock option (the "Option"), pursuant to ICT's 1991 Stock Option and Stock Award Plan, to purchase 177,597 shares of common stock of ICT at an exercise price of $0.01 per share. The Option was granted in consideration for business consulting services rendered by the Reporting Person to ICT. Effective December 31, 1994, the Option was amended pursuant to an Amendment to Stock Option Agreement (the "Amendment"). As so amended, the Option was exercisable to purchase 104,097 shares of Common Stock of the Issuer at an exercise price of $0.01 per share. On September 22, 1995, the Reporting Person exercised the Option with respect to 12,644 shares of Common Stock. The Option is currently exercisable to purchase 91,453 shares of Common Stock and expires on December 20, 2004. The Stock Option Certificate pursuant to which the Option was issued, and the Amendment, were previously filed as Exhibits 1 and 2, respectively, to the Schedule 13D and are incorporated herein by this reference.

                    Effective January 1, 1995, ICT merged with a wholly owned subsidiary of the Issuer. Pursuant to the merger agreement, none of the 908,547 shares of Common Stock received by the Reporting Person as a result of the merger may be sold or otherwise transferred by the Reporting Person until January 1, 1998, without the prior approval of the Issuer's Board of Directors.

                    Except as disclosed herein, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits.
                    ________________________________

                    None.

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  September 25, 1995

                                             STEPHEN A. WYNN
                                             ______________________________





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